Registration No. 333-85886 Rule 424(b)(2)
Pricing Supplement		Pricing Supplement Number 24(f) Dated Monday, December 16, 2002
CUSIP Number	Principle Amount	Gross Concession	Net Proceeds	Coupon Rate	Coupon Frequency	Maturity Date
44181EPL6	$3,146,000.00	2.000%	$3,083,080.00	6.875%	Monthly	12/15/2017
1st Coupon Date	1st Coupon Amount	Survivors Option	Product Ranking		Moodys Rating	S & P Rating
1/15/2003	$4.97	YES	Senior Unsecured Notes		A2	A-

Redemption Information: Callable at 100.00% on 12/15/2005 and every coupon date thereafter

Joint Lead Managers and Lead Agents: Banc of America Securities LLC, INCAPITAL LLC.
Agents: A.G Edwards & Sons, Inc., Edward D. Jones & Co. L.P., Fidelity Capital Markets, Merrill Lynch & Co., Morgan Stanley, Salomon Smith Barney Inc., UBS Paine Webber, Wachovia Securities.

The HFC InterNotes will be subject to redemption at the option of Household Finance Corporation in whole on the interest payment date occurring any time on or after 12/15/2005 at a redemption price equal to 100% of the principal amount of the HFC InterNotes, plus accrued interest thereon, if any, upon at least 30 days prior notice to the noteholder and the trustee, as described in the prospectus.

If the maturity date or an interest payment date for any note is not a Business Day (as term is defined in Prospectus), principal, premium, if any, and interest for that note is paid on the next Business Day, and no interest will accrue from, and after, the maturity date or interest payment date.
Recent Developments: Reference is made to the Company's Form 8-K Current Report dated November 18, 2002 for information regarding the pending acquisition of Household International, Inc., the Company's parent, by HSBC Holdings plc.

Interest Rate Adjustment: Beginning (a) on the first day following a Failed Acquisition Date or (b) on April 1, 2003, if the Acquisition has not closed by March 31, 2003, the interest rate applicable to the Notes will increase by 200 basis points. If the applicable interest rate has been so increased, then, if applicable, on the first day following the completion of the Acquisition, the interest rate applicable to the Notes will decrease to the original interest rate.

A "Failed Acquisition Date" is the earliest public announcement by Household International, Inc. or HSBC Holdings plc that (a) the Acquisition will not occur, (b) either party has failed to receive the necessary shareholder approval for the Acquisition, or (c) either party has failed to receive the necessary regulatory approvals for the Acquisition. "Acquisition" means the acquisition of Household International, Inc. by HSBC Holdings plc pursuant to a definitive agreement and plan of merger dated as of November 14, 2002, as described in the above mentioned 8K.

Household Finance Corp. 2700 Sanders Road Prospect Heights, IL 60070

Trade Date: Monday, December 16, 2002 @12:00 PM ET
Settlement Date: Thursday, December 19, 2002
Minimum Denomination/Increments: $1,000.00/$1,000.00
All Trade Settle Flat and clear SDFS: DTC Book Entry Only
DTCNumber: 0262 via BNY Clearing Services, LLC
InterNotes(SM) is the service mark of Incapital, LLC.
All rights reserved.

					Household Finance Corporation $10,000,000,000 HFC InterNotes Prospectus Dated 29-May-02 Page 1 of 1